                                                                  EXHIBIT (a)(1)

                       [LOGO OF BANCFIRST APPEARS HERE]


                OFFER TO PURCHASE FOR CASH A MINIMUM OF 100,000
                SHARES AND A MAXIMUM OF 1,000,000 SHARES OF ITS
                 COMMON STOCK AT A PURCHASE PRICE NOT GREATER
                  THAN $38.00 NOR LESS THAN $34.00 PER SHARE

--------------------------------------------------------------------------------
  THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, JUNE 1, 1999, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

        BancFirst Corporation, an Oklahoma corporation (the "Company"), hereby invites its stockholders to tender shares of its common stock, $1.00 par value per share (the "Shares"), to the Company at prices, net to the seller in cash, not greater than $38.00 nor less than $34.00 per Share, specified by such stockholders, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). The Company will determine a single per Share price (not greater than $38.00 nor less than $34.00 per Share) (the "Purchase Price") that it will pay for Shares validly tendered pursuant to the Offer taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the Purchase Price which will allow it to buy 1,000,000 Shares (or such lesser number of Shares as are validly tendered at prices not greater than $38.00 nor less than $34.00 per Share, subject to the condition that there must be at least 100,000 Shares validly tendered at prices not greater than $38.00 nor less than $34.00 per Share (the "Minimum Condition")) pursuant to the Offer. All Shares validly tendered at prices at or below the Purchase Price will be purchased at the Purchase Price, net to the seller in cash, upon the terms and subject to the conditions of the Offer, including the proration terms hereof and the Minimum Condition.

        THE OFFER IS CONDITIONED UPON THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER, AT PRICES NOT GREATER THAN $38.00 PER SHARE NOR LESS THAN $34.00 PER SHARE, A MINIMUM OF 100,000 SHARES, WHICH NUMBER CONSTITUTES APPROXIMATELY 1.05% OF THE SHARES OUTSTANDING ON MARCH 31, 1999. FOR OTHER CONDITIONS TO THE OFFER, SEE "THE OFFER-SECTION 6."

        NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. THE COMPANY HAS BEEN ADVISED THAT CERTAIN OF ITS DIRECTORS, EXECUTIVE OFFICERS AND 10% STOCKHOLDERS INTEND TO TENDER UP TO AN AGGREGATE 1,068,054 SHARES PURSUANT TO THE OFFER. ACCORDINGLY, STOCKHOLDERS SHOULD CONSIDER THE FACT that the Company will purchase only a portion of the shares tendered by such stockholder when determining the number of shares to tender, if any. SEE "NUMBER OF SHARES; PRORATION-SECTION 1."

        Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to MacKenzie Partners, Inc. (the "Information Agent") at its address and telephone number set forth on the back cover of this Offer to Purchase.

                   THE CO-DEALER MANAGERS FOR THE OFFER ARE:

[LOGO OF CIBC OPPENHEIMER APPEARS HERE]       [LOGO OF HOWE BARNES APPEARS HERE]

   CIBC OPPENHEIMER CORP.                       HOWE BARNES INVESTMENTS, INC.
 One World Financial Center                   135 S. LaSalle Street, Suite 1500
    New York, NY  10281                               Chicago, IL 60603
    Tel: (212) 667-7000                             Tel: 1 (800) 800-4693


May 3, 1999

                                   IMPORTANT

        Any stockholder desiring to tender all or any portion of his Shares should either (1) complete and sign the Letter of Transmittal or a facsimile copy thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to IBJ Whitehall Bank & Trust Company (the Depositary), or to the Oklahoma City trust office of BancFirst (the Forwarding Agent), and either mail or deliver his stock certificates for such Shares to the Depositary or the Forwarding Agent or follow the procedure for book-entry delivery set forth in Section 3, or (2) request his broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him. A stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares. Stockholders who desire to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply with the procedure for book-entry transfer by the expiration of the Offer must tender such Shares by following the procedures for guaranteed delivery set forth in Section 3. STOCKHOLDERS MUST PROPERLY COMPLETE THE LETTER OF TRANSMITTAL INCLUDING THE SECTION OF THE LETTER OF TRANSMITTAL RELATING TO THE PRICE AT WHICH THEY ARE TENDERING SHARES IN ORDER TO EFFECT A VALID TENDER OF THEIR SHARES.

        NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION, INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

--------------------------------------------------------------------------------

                                    SUMMARY

        This general summary is provided for the convenience of the Company's stockholders and is qualified in its entirety by reference to the full text and more specific details of this Offer to Purchase.

Number of Shares to be Purchased....1,000,000 Shares (or such lesser number of
                                    Shares as are validly tendered, subject to the Minimum Condition).

Purchase Price......................The Company will determine a single per
                                    Share net cash price, not greater than
                                    $38.00 nor less than $34.00 per Share, that it will pay for Shares validly tendered. All Shares acquired in the Offer will be acquired at the Purchase Price even if tendered below the Purchase Price. Each stockholder desiring to tender Shares must specify in the Letter of Transmittal the minimum price (not greater than $38.00 nor less than $34.00 per Share, in multiples of $.25) at which such stockholder is willing to have Shares purchased by the Company.

How to Tender Shares................See Section 3. Call the Information Agent or
                                    consult your broker for assistance.

Brokerage Commissions...............None.

Stock Transfer Tax..................None, if payment is made to the registered holder.

Expiration and Proration Dates......Tuesday, June 1, 1999, at 12:00 Midnight,
                                    New York City time, unless extended by the Company.

Payment Date........................As soon as practicable after the Expiration
                                    Date, as defined in Section 1.

Position of the Company and
  its Board of Directors............Neither the Company nor its Board of
                                    Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering Shares.

Withdrawal Rights...................Tendered Shares may be withdrawn at any time until 12:00 Midnight, New York time, on
                                    Tuesday, June 1, 1999, unless the Offer is extended by the Company and, unless previously purchased, after 12:00 Midnight, New York City time, on Tuesday, June 29, 1999. See Section 4.

Odd Lots............................There will be no proration of Shares tendered by any stockholder who owns
                                    beneficially fewer than 100 Shares in the aggregate as of April 30, 1999, and continues to beneficially own fewer than 100 Shares on the Expiration Date, and who tenders all of such Shares at or below the Purchase Price prior to the Expiration Date and who checks the "Odd Lots" box in the Letter of Transmittal.

        THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER ON BEHALF OF THE COMPANY OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. DO NOT RELY ON ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION, IF GIVEN OR MADE, AS HAVING BEEN AUTHORIZED BY THE COMPANY.

--------------------------------------------------------------------------------

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                               TABLE OF CONTENTS


                                                                            Page
                                                                            ----


    Summary............................................................... (iii)

    Introduction..........................................................     1

1.  Number of Shares; Proration...........................................     3

2.  Tenders by Holders of Fewer than 100 Shares...........................     4

3.  Procedure for Tendering Shares........................................     4

4.  Withdrawal Rights.....................................................     7

5.  Purchase of Shares and Payment of Purchase Price......................     8

6.  Certain Conditions of the Offer.......................................     8

7.  Price Range of Shares; Dividends......................................    10

8.  Interest of Directors and Executive Officers; Transactions
    and Arrangements Concerning the Shares................................    10

9.  Background and Purpose of Offer.......................................    13

10. Certain Information About the Company.................................    14

11. Source and Amount of Funds............................................    17

12. Effects of the Offer on the Market for Shares;
    Registration Under the Exchange Act...................................    17

13. Certain Legal Matters; Regulatory Approvals...........................    17

14. Certain Federal Income Tax Consequences...............................    18

15. Extension of the Offer; Termination; Amendments.......................    20

16. Fees and Expenses.....................................................    21

17. Miscellaneous.........................................................    21

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

TO THE HOLDERS OF COMMON STOCK OF BANCFIRST CORPORATION:

                                  INTRODUCTION

        The Company hereby invites its stockholders to tender Shares to the Company at prices, net to the seller in cash, not greater than $38.00 nor less than $34.00 per Share, specified by such stockholders, upon the terms and subject to the conditions set forth in the Offer. The Company will determine a single per Share Purchase Price (not greater than $38.00 nor less than $34.00 per Share) that it will pay for Shares validly tendered pursuant to the Offer taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the Purchase Price which will allow it to buy 1,000,000 Shares (or such lesser number of Shares as are validly tendered at prices not greater than $38.00 nor less than $34.00 per Share, subject to the Minimum Condition) pursuant to the Offer. All Shares validly tendered at prices at or below the Purchase Price will be purchased at the Purchase Price, net to the seller in cash, upon the terms and subject to the conditions of the Offer, including the proration terms and Minimum Condition described below.

        THE OFFER IS CONDITIONED UPON THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER, AT PRICES NOT GREATER THAN $38.00 PER SHARE NOR LESS THAN $34.00 PER SHARE, A MINIMUM OF 100,000 SHARES, WHICH NUMBER CONSTITUTES APPROXIMATELY 1.05% OF THE SHARES OUTSTANDING ON MARCH 31, 1999. FOR OTHER CONDITIONS TO THE OFFER, SEE "THE OFFER-SECTION 6."

        If, before the Expiration Date (as defined in Section 1), more than 1,000,000 Shares (or such greater number of Shares as the Company may elect to purchase) are validly tendered at or below the Purchase Price, the Company will accept Shares for purchase first from all Odd Lot Owners (as defined in Section
2) who validly tender all their Shares at or below the Purchase Price and then on a pro rata basis, if necessary, from all other stockholders who validly tender Shares at or below the Purchase Price. See Sections 1 and 2. Certain of the Company's directors, executive officers and 10% stockholders have indicated their intention to tender an aggregate 1,047,429 shares pursuant to the Offer. See Section 8. If all such shares are tendered, proration will occur, although the actual proration factor to be applied to each tendering stockholder's Shares will depend on the total number of Shares tendered (excluding Shares tendered from Odd-Lot Owners). The Company will return all Shares not purchased under the Offer, including Shares tendered and not withdrawn at prices greater than the Purchase Price and Shares not purchased because of proration. Tendering stockholders will not be obligated to pay brokerage fees or commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the Company's purchase of Shares pursuant to the Offer. In addition, the Company will pay all fees and expenses of the Depositary and the Information Agent in connection with the Offer. See Section 16.

        NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. THE COMPANY HAS BEEN ADVISED THAT CERTAIN OF ITS DIRECTORS, EXECUTIVE OFFICERS AND 10% STOCKHOLDERS INTEND TO TENDER UP TO AN AGGREGATE 1,068,054 SHARES PURSUANT TO THE OFFER. ACCORDINGLY, STOCKHOLDERS SHOULD CONSIDER THE FACT that the Company will purchase only a portion of the shares tendered by such stockholder when determining the number of shares to tender, if any. SEE "NUMBER OF SHARES; PRORATION-SECTION 1."

        The Company is making the Offer to promote its long-term objectives of providing a fair financial return to its stockholders as well as providing those stockholders who desire to sell their Shares an opportunity to do so at a fair price. The Company believes that its purchase of Shares represents an attractive long-term investment that will benefit the Company and its remaining stockholders. See Section 9.

        Even after this share repurchase is completed, the Company will have ready access to sources of capital sufficient to fund investments in the business, and to operate its existing business.

        THE OFFER PROVIDES STOCKHOLDERS WHO ARE CONSIDERING A SALE OF ALL OR A PORTION OF THEIR SHARES THE OPPORTUNITY TO DETERMINE THE PRICE OR PRICES (NOT GREATER THAN $38.00 NOR LESS THAN $34.00 PER SHARE) AT WHICH THEY ARE WILLING TO SELL THEIR SHARES AND, IF ANY SUCH SHARES ARE PURCHASED PURSUANT TO THE OFFER, TO SELL THOSE SHARES FOR CASH WITHOUT THE USUAL TRANSACTION COSTS ASSOCIATED WITH OPEN-MARKET SALES. IN ADDITION, THE OFFER MAY GIVE STOCKHOLDERS THE OPPORTUNITY TO SELL SHARES AT PRICES GREATER THAN MARKET PRICES PREVAILING PRIOR TO ANNOUNCEMENT OF THE OFFER.

        As of March 31, 1999, there were 9,321,295 Shares outstanding and 216,854 Shares issuable upon exercise of stock options exercisable within 60 days under the Company's stock option plan. The 1,000,000 Shares that the Company is offering to purchase represent approximately 10.73% of the Shares outstanding as of March 31, 1999 and approximately 10.48% of the sum of the Shares then outstanding and all Shares which may be issuable upon the exercise of stock options exercisable within 60 days. The Shares are traded on the Nasdaq National Market System (the "National Market System") under the symbol "BANF." On April 29, 1999, the closing per Share sales price as reported on the National Market System was $35. THE COMPANY URGES STOCKHOLDERS TO OBTAIN CURRENT QUOTATIONS OF THE MARKET PRICE OF THE SHARES.

1.  NUMBER OF SHARES; PRORATION.

    Upon the terms and subject to the conditions of the Offer, the Company will accept for payment and purchase 1,000,000 Shares or such lesser number of Shares as are validly tendered on or prior to the Expiration Date at a price (determined in the manner set forth below) not greater than $38.00 nor less than $34.00 per Share. THE TERM "EXPIRATION DATE" MEANS 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, JUNE 1, 1999, UNLESS THE COMPANY SHALL HAVE EXTENDED THE PERIOD OF TIME DURING WHICH THE OFFER IS OPEN, IN WHICH EVENT THE TERM "EXPIRATION DATE" SHALL REFER TO THE LATEST TIME AND DATE AT WHICH THE OFFER, AS SO EXTENDED BY THE COMPANY, SHALL EXPIRE. See Section 15 for a description of the Company's right to extend the time during which the Offer is open and to delay, terminate or amend the Offer. See also Section 6. Subject to Section 2, if the Offer is oversubscribed, as appears certain if all Shares proposed to be tendered by certain directors, executive officers and 10% stockholders of the Company are actually tendered, Shares tendered at or below the Purchase Price prior to the Expiration Date will be subject to proration. See Section 8. The proration period also expires on the Expiration Date.

    The Company will, upon the terms and subject to the conditions of the Offer, determine the Purchase Price (not greater than $38.00 nor less than $34.00 per Share) that it will pay for Shares validly tendered pursuant to the Offer taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select a single per Share Purchase Price that will allow it to buy 1,000,000 Shares (or such lesser number as are validly tendered at prices not greater than $38.00 nor less than $34.00 per Share, subject to the minimum condition) pursuant to the Offer. The Company reserves the right, in its sole discretion, to purchase more than 1,000,000 Shares pursuant to the Offer.

    If (i) the Company increases or decreases the price to be paid for Shares, increases the number of Shares being sought and any such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or decreases the number of Shares being sought, and (ii) the Offer is scheduled to expire less than ten business days from and including the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 15, the Offer will be extended for ten business days from and including the date of such notice. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

    In accordance with Instruction 5 of the Letter of Transmittal, each stockholder desiring to tender Shares must specify the price or prices (not greater than $38.00 nor less than $34.00 per Share) at which such stockholder is willing to have the Company purchase his Shares. All Shares purchased pursuant to the Offer will be purchased at the Purchase Price. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration, will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Date.

    Upon the terms and subject to the conditions of the Offer, including the Minimum Condition, if the number of Shares validly tendered prior to the Expiration Date is less than or equal to 1,000,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer), the Company will purchase at the Purchase Price all Shares so tendered.

    Upon the terms and subject to the conditions of the Offer, in the event that prior to the Expiration Date more than 1,000,000 Shares (or such greater number of Shares as the Company elects to purchase) are validly tendered at or below the Purchase Price, the Company will accept Shares for purchase in the following order of priority:

    (a) first, all Shares validly tendered at or below the Purchase Price prior to the Expiration Date and not withdrawn by any Odd Lot Owner (as defined in Section 2) who:

          (1) tenders all Shares beneficially owned by such Odd Lot Owner at or below the Purchase Price (partial tenders will not qualify for this preference); and

          (2) completes the section captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and

    (b) then, after purchase of all of the foregoing Shares, all other Shares validly tendered at or below the Purchase Price before the Expiration Date on a pro rata basis, if necessary (with adjustments to avoid purchases of fractional shares).

    In the event that proration of tendered Shares is required, the Company will determine the final proration factor as promptly as practicable after the Expiration Date. Certain of the Company's directors, executive officers and 10% stockholders have indicated their intention to tender an aggregate 1,047,429 shares pursuant to the Offer. See Section 8. If all such shares are tendered, proration will occur, although the actual proration factor to be applied to each tendering stockholder's Shares will depend on the total number of Shares tendered (excluding Shares tendered from Odd-Lot Owners). Proration for each stockholder tendering Shares other than Odd Lot Owners shall be based on the ratio of the number of Shares tendered by such stockholder at or below the Purchase Price to the total number of Shares tendered by all stockholders at or below the Purchase Price other than Odd Lot Owners. Although the Company does not expect to be able to announce the final results of such proration until approximately seven National Market System trading days after the Expiration Date, it will announce preliminary results of proration by press release as promptly as practicable after the Expiration Date. Stockholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers or financial advisors.

    As described in Section 14, the number of Shares that the Company will purchase from a stockholder may affect the federal income tax consequences to the stockholder of such purchase and therefore may be relevant to a stockholder's decision whether to tender Shares. The Letter of Transmittal affords each tendering stockholder the opportunity to designate the order of priority in which Shares tendered are to be purchased in the event of proration.

2.  TENDERS BY HOLDERS OF FEWER THAN 100 SHARES.

    The Company, upon the terms and subject to the conditions of the Offer, including the Minimum Condition, will accept for purchase, without proration, all Shares validly tendered on or prior to the Expiration Date at or below the Purchase Price by or on behalf of stockholders who beneficially held, as of the close of business on April 30, 1999, and continue to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares ("Odd Lot Owners"). To avoid proration, however, an Odd Lot Owner must validly tender at or below the Purchase Price all Shares that such Odd Lot Owner beneficially owns; partial tenders will not qualify for this preference. This preference is not available to holders of 100 or more Shares, even if such holders have separate stock certificates for fewer than 100 Shares. Any Odd Lot Owner wishing to tender all Shares beneficially owned by him free of proration pursuant to this Offer must complete the section captioned "Odd Lots" in the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. BY ACCEPTING THE OFFER, A STOCKHOLDER OWNING FEWER THAN 100 SHARES WOULD NOT ONLY AVOID THE PAYMENT OF BROKERAGE COMMISSIONS BUT WOULD ALSO AVOID ANY APPLICABLE ODD LOT DISCOUNTS PAYABLE IN A SALE OF HIS SHARES.

3.  PROCEDURE FOR TENDERING SHARES.

    PROPER TENDER OF SHARES.  For Shares to be validly tendered pursuant to the
Offer:

    (a) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received on or before the Expiration Date by the Depositary or the Forwarding Agent at one of their respective addresses set forth on the back cover of this Offer to Purchase; or

    (b) the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

    AS SPECIFIED IN INSTRUCTION 5 OF THE LETTER OF TRANSMITTAL, EACH STOCKHOLDER DESIRING TO TENDER SHARES PURSUANT TO THE OFFER MUST PROPERLY INDICATE IN THE SECTION CAPTIONED "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING

TENDERED" ON THE LETTER OF TRANSMITTAL THE PRICE (IN MULTIPLES OF $.25) AT WHICH HIS SHARES ARE BEING TENDERED; PROVIDED, HOWEVER, THAT AN ODD LOT OWNER MAY CHECK THE BOX IN THE SECTION ENTITLED "ODD LOTS" INDICATING THAT HE IS TENDERING ALL OF HIS SHARES AT THE PURCHASE PRICE. STOCKHOLDERS DESIRING TO TENDER SHARES AT MORE THAN ONE PRICE MUST COMPLETE SEPARATE LETTERS OF TRANSMITTAL FOR EACH PRICE AT WHICH SHARES ARE BEING TENDERED, EXCEPT THAT THE SAME SHARES CANNOT BE TENDERED (UNLESS PROPERLY WITHDRAWN PREVIOUSLY IN ACCORDANCE WITH THE TERMS OF THE OFFER) AT MORE THAN ONE PRICE. IN ORDER TO VALIDLY TENDER SHARES, ONE AND ONLY ONE PRICE BOX MUST BE CHECKED IN THE APPROPRIATE SECTION ON EACH LETTER OF TRANSMITTAL.

    In addition, Odd Lot Owners who tender all of their Shares must complete the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery in order to qualify for the preferential treatment available to Odd Lot Owners as set forth in Section 1.

    SIGNATURE GUARANTEES AND METHOD OF DELIVERY. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder of the Shares exactly as the name of the registered holder (which term, for purposes of this Section 3, includes any participant in The Depository Trust Company (the "Book-Entry Transfer Facility") whose name appears on a security position listing as the holder of the Shares) appears on the certificate tendered therewith, and payment and delivery are to be made directly to such registered holder, or (ii) if Shares are tendered for the account of a member firm of a registered national securities exchange or the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office, branch or agency in the United States which is a member of one of the Stock Transfer Association's approved medallion programs (such as Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program) (each such entity, an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a certificate representing Shares is registered in the name of a person other than the signer of a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature on the certificate or stock power guaranteed by an Eligible Institution. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary or the Forwarding Agent of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees and any other documents required by the Letter of Transmittal.

    THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING STOCK CERTIFICATES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

    FEDERAL INCOME TAX BACKUP WITHHOLDING. To prevent federal income tax backup withholding equal to 31% of the gross payments made pursuant to the Offer, each stockholder who does not otherwise establish an exemption from such withholding must notify the Depositary of such stockholder's correct taxpayer identification number (or certify that such taxpayer is awaiting a taxpayer identification number) and provide certain other information by completing a Substitute Form W-9 (included in the Letter of Transmittal). Foreign stockholders may be required to submit Form W-8, certifying non-United States status, in order to avoid backup withholding. See Instructions 12 and 13 of the Letter of Transmittal.

    EACH STOCKHOLDER SHOULD CONSULT HIS OWN TAX ADVISOR AS TO WHETHER SUCH STOCKHOLDER IS SUBJECT TO OR EXEMPT FROM FEDERAL INCOME TAX WITHHOLDING.

    For a discussion of certain other federal income tax consequences to tendering stockholders, see Section 14.

    BOOK-ENTRY DELIVERY. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing such facility to transfer such Shares into the Depositary's account in accordance with such facility's procedure for such transfer. Even though delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees and other required documents must, in any case, be transmitted to and received by the Depositary or the Forwarding Agent at their respective addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the guaranteed delivery procedure set forth below must be followed. DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY OR THE FORWARDING AGENT.

    GUARANTEED DELIVERY. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates are not immediately available (or the procedures for book-entry transfer cannot be completed on a timely basis) or time will not permit all required documents to reach the Depositary or the Forwarding Agent by the Expiration Date, such Shares may nevertheless be tendered provided that all of the following conditions are satisfied:

    (a) such tender is made only at the principal office of the Depositary by or through an Eligible Institution;

    (b) the Depositary receives at its principal place of business in New York, New York (by hand, mail or telegram), on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase (indicating the price at which the Shares are being tendered) which includes a guarantee by an Eligible Institution in the form set forth in such Notice; and

    (c) the certificates for all tendered Shares in proper form for transfer (or confirmation of book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal, are received by the Depositary within three National Market System trading days after the date the Depositary receives such Notice of Guaranteed Delivery. Delivery to any office of the Depositary other than its principal office in New York, New York, or delivery to the Forwarding Agent, does not constitute delivery for the purpose of satisfying a guaranteed delivery.

    COMPANY STOCK OPTION PLANS. Holders of options who wish to participate in the Offer may either (i) comply with the procedure for guaranteed delivery set forth above without having to exercise their options until after the results of the Offer are known (provided, however, that an option holder will not be required to make the requisite tender through an Eligible Institution and may personally execute and deliver the Notice of Guaranteed Delivery) or (ii) exercise their options and purchase Shares of the Company's common stock and then tender the Shares pursuant to the Offer, provided that, in the case of either (i) or (ii), any exercise of an option and tender of Shares is in accordance with the terms of the option plans and the options. The Company is not offering, as part of the Offer, to purchase any options outstanding under the Company's stock option plans and tenders of options will not be accepted. In no event are any options to be delivered to the Depositary in connection with a tender of Shares hereunder. An exercise of an option cannot be revoked even if Shares received upon the exercise and tendered in the Offer are not purchased in the Offer for any reason.

    DETERMINATION OF VALIDITY; REJECTION OF SHARES; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the number of Shares to be accepted, the price to be paid therefor, the form of documents and the validity, form, eligibility (including the time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of or payment for which may in the opinion of the Company's counsel be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any particular Shares. No tender of Shares will be deemed to be validly made until all defects and irregularities have been cured or waived. None of the Company, the Depositary, the Forwarding Agent, the Information Agent or any other person is or will be obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give such notice.

    TENDER CONSTITUTES AN AGREEMENT. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Company upon the terms and subject to the conditions of the Offer.

    It is a violation of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for a person (directly or indirectly) to tender Shares for his own account unless, at the time of tender and at the end of the proration period (including any extension thereof), the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities immediately convertible into, exercisable for, or exchangeable for the amount of Shares tendered and will acquire such Shares for tender by conversion, exercise or exchange of such other securities and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

    The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer as well as the tendering stockholder's representation and warranty that (i) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 and (ii) the tender of such Shares complies with Rule 14e-4.

4.  WITHDRAWAL RIGHTS.

    Except as otherwise provided in this Section 4, the tender of Shares pursuant to the Offer is irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company, may also be withdrawn after 12:00 midnight, New York City time, on Tuesday, June 29, 1999.

    For a withdrawal to be effective, the Depositary must timely receive (at one of its addresses set forth on the back cover of this Offer to Purchase) a written notice of withdrawal. Such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If the certificates have been delivered or otherwise identified to the Depositary or the Forwarding Agent, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. None of the Company, the Depositary, the Forwarding Agent, the Information Agent or any other person is or will be obligated to give any notice of any defects or irregularities in any notice of withdrawal, and none of them will incur any liability for failure to give such notice. Any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by the Expiration Date by again following any of the procedures described in Section 3.

    If the Company extends the Offer, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of the Company all tendered Shares, and the Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.

5.      PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE.

        Upon the terms and subject to the conditions of the Offer, the Company will determine the Purchase Price it will pay for validly tendered Shares taking into account the number of Shares tendered and the prices specified by tendering stockholders and will accept for payment (and thereby purchase) Shares validly tendered at or below the Purchase Price as soon as practicable after the Expiration Date. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased) Shares which are tendered at or below the Purchase Price and not withdrawn when, as and if it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer, subject to the Minimum Condition or proration terms, as applicable.

        Upon the terms and subject to the conditions of the Offer (including proration and the Minimum Condition), the Company will purchase and pay a single per Share Purchase Price for 1,000,000 Shares (subject to increase or decrease as provided in Section 1 and Section 15) or such lesser number of Shares as are validly tendered at prices not greater than $38.00 nor less than $34.00 per Share, as promptly as practicable after the Expiration Date.

        Payment for Shares purchased pursuant to the Offer will be made by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering stockholders solely for the purpose of receiving payment from the Company and transmitting payment to the tendering stockholders.

        In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date; however, the Company does not expect to be able to announce the final results of any such proration until approximately seven National Market System trading days after the Expiration Date. Certificates for all Shares not purchased, including all Shares tendered at prices greater than the Purchase Price and Shares not purchased due to proration, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to the account maintained with the Book-Entry Transfer Facility by the participant therein who so delivered such Shares) as soon as practicable after the Expiration Date or termination of the Offer without expense to the tendering stockholder. Under no circumstances will the Company pay interest on the Purchase Price. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 6.

        The Company will all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer; provided, however, that (i) if payment of the Purchase Price is to be made to, or (ii) (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered owner, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered owner or such other person), payable on account of the transfer to such person will be deducted from the Purchase Price unless evidence satisfactory to the Company of the payment of such taxes or exemption therefrom is submitted. See Instruction 7 of the Letter of Transmittal.

        THE COMPANY MAY BE REQUIRED TO WITHHOLD AND REMIT TO THE INTERNAL REVENUE SERVICE (THE "IRS"), 31% OF THE GROSS PROCEEDS PAID TO ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND SIGN THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. SEE SECTION 3.

6.      CERTAIN CONDITIONS OF THE OFFER.

        Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, the purchase of and the payment for, Shares tendered if at any time on or after May 3, 1999, and at or before the time of purchase of any such Shares, any of the following events shall have occurred (or shall have been determined by the Company to have occurred) which, in the Company's sole judgment in any such case and regardless of the circumstances (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such purchase or payment:

        (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which:(1) challenges, seeks to make ill egal, delays or otherwise, directly or indirectly, restrains or prohibits the making of the Offer, the acquisition of Shares pursuant to the Offer or otherwise relates in any manner to or affects the Offer or (2) in the Company's sole judgment, could materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the Offer's contemplated benefits to the Company; or

        (b) there shall have been any action threatened, instituted, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in the Company's sole judgment, would or might directly or indirectly: (1) challenge, seek to make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acquisition of Shares pursuant to the Offer or otherwise relate in any manner to or affect the Offer or
        (2) materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the Offer's contemplated benefits to the Company; or

        (c) there shall have occurred: (1) the declaration of any banking moratorium or suspension of payments in respect of banks in the United States, (2) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market, (3) the commencement of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States, (4) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the Company's sole judgment, might affect, the extension of credit by banks or other lending institutions in the United States, (5) any significant decrease in the market price of the Shares or in the general level of market prices of equity securities in the United States or abroad, (6) any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the Company's business, operations or prospects or the trading in the Shares or that, in the sole judgment of the Company, makes it inadvisable to proceed with the Offer or (7) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the Company's sole judgment, a material acceleration or worsening thereof; or

        (d) any change shall have occurred or be threatened in the business, condition (financial or other), income, operations, Share ownership or prospects of the Company and its subsidiaries, taken as a whole, which, in the Company's sole judgment, is or may be material to the Company or any other event shall have occurred which, in the Company's sole judgment, materially impairs the Offer's contemplated benefits to the Company; or

        (e) a tender or exchange offer for any or all of the Shares (other than the Offer), or any merger, business combination or other similar transaction with or involving the Company or any subsidiary, shall have been proposed, announced or made by any person; or

        (f) (1) any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares (other than any such person, entity or group who has filed a Schedule 13D or Schedule 13G with the Securities and Exchange Commission (the "Commission") before April 30, 1999, (2) any such entity, group or person who has filed a Schedule 13D or Schedule 13G with the Commission before April 30, 1999 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding Shares or (3) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or any of their respective assets or securities.

        The foregoing conditions are for the Company's sole benefit and may be asserted by the Company regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company) or may be waived by the Company in whole or in part. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described in this Section 6 shall be final and shall be binding on all parties.

7.      PRICE RANGE OF SHARES; DIVIDENDS.

        The Shares are traded on the National Market System under the symbol "BANF." The following table sets forth for the calendar periods indicated the high and low per Share sales prices on the National Market System as reported in published financial sources.


                     Price Range      Cash Dividends
                                         Declared
                --------------------
                   High       Low
                ------------------------------------
1996
----
First Quarter.... $21 3/4    $19          $0.08
Second Quarter...  21 3/4     20 5/8       0.08
Third Quarter....  25 3/4     20 1/2       0.08
Fourth Quarter...  27 1/2     24 1/2       0.10

1997
----
First Quarter....  32 1/2     27 1/16      0.10
Second Quarter...  33 1/2     27 1/2       0.10
Third Quarter....  33 3/4     29 1/4       0.10
Fourth Quarter...  34 3/4     31 9/16      0.12

1998
----
First Quarter....  40 5/8     32 7/8       0.12
Second Quarter...  48 1/4     39 1/2       0.12
Third Quarter....  47 1/4     33           0.12
Fourth Quarter...  41 1/8     34 1/2       0.14

1999
----
First Quarter....  36 3/8     32 55/64     0.14


        On April 29, 1999, the closing per Share sales price as reported on the National Market System was $35. THE COMPANY URGES STOCKHOLDERS TO OBTAIN CURRENT QUOTATIONS OF THE MARKET PRICE OF THE SHARES.

8. INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

        As of March 31, 1999, the Company had issued and outstanding 9,321,295 Shares, and had reserved 216,854 Shares for issuance upon exercise of currently exercisable stock options. The 1,000,000 Shares that the Company is offering to purchase represent approximately 10.73% of the Shares outstanding as of March 31, 1999 and approximately 10.48% of the sum of the Shares then outstanding and all Shares which may be issuable upon the exercise of stock options exercisable within 60 days. As of March 31, 1999, the Company's directors and executive officers as a group (23 persons) beneficially owned an aggregate of 3,902,740 Shares (including 58,750 Shares covered by currently exercisable options granted under the Company's various stock option plans, but excluding 89,124 Shares held by the BancFirst Corporation Employee Stock Ownership and Thrift Plan (the "ESOP") and allocated to the accounts of such persons), representing approximately 41.61% of the outstanding Shares, assuming the exercise of the options by such persons. As of March 31, 1999, the ESOP held 559,276 Shares, representing approximately 6% of the shares outstanding. However, the ESOP does not provide for participant direction of plan investments attributable to employer contributions, such as Company common stock. Accordingly, plan participants, with the one exception noted below, have no right to direct the trustee(s) of the ESOP to tender Shares in their accounts. ESOP plan participants who are "terminated plan participants" and who have an account balance of more than $5,000 are eligible for distribution of stock allocated to their respective ESOP accounts and, accordingly, such participants will be permitted to direct the trustee(s) of the ESOP to tender Shares in their accounts, to specify the price at which such Shares (if any) are to be tendered and to receive tender offer materials in connection therewith. An aggregate of 24,981 Shares are held by terminated plan participants.

        Neither the Company, nor any subsidiary of the Company nor, to the best of the Company's knowledge, any of the Company's directors or executive officers, nor any affiliates of any of the foregoing, had any transactions involving the Shares during the 40 business days prior to the date hereof.

        Executive officers and directors of the Company may participate in the Offer on the same basis as the Company's other shareholders. THE COMPANY HAS BEEN ADVISED THAT CERTAIN OF ITS DIRECTORS, EXECUTIVE OFFICERS AND 10% STOCKHOLDERS INTEND TO TENDER UP TO AN AGGREGATE 1,068,054 SHARES PURSUANT TO THE OFFER. ACCORDINGLY, STOCKHOLDERS SHOULD CONSIDER THE FACT that the Company will purchase only a portion of the shares tendered by such stockholder when determining the number of shares to tender, if any. SEE "NUMBER OF SHARES; PRORATION-SECTION 1."

        The table below sets forth, for each executive officer and director of the Company and all directors and executive officers of the Company as a group, the number of Shares owned by each such person (including Shares that could be acquired upon the exercise of currently exercisable stock options, but excluding an aggregate 89,124 Shares held under the ESOP for which no participant direction can be made), the percent of Shares owned to the total number of Shares outstanding, the number of Shares for which the named executive officer or director has indicated his intention to tender pursuant to the Offer and the percent of Shares owned after the Offer to the total number of Shares outstanding. The number of Shares for which the named executive officer or director has indicated an intention to tender is based on the present intention of the named individual and each such individual reserves the right to tender all or a portion of the Shares beneficially owned by him.

                                        Amount of
     Name                          Beneficial Ownership  Percent   Shares of be        Percent of Class
     ----                            Subject to Offer   of Class     Tendered           After Offer (a)
                                     ----------------   --------     --------           ---------------
Marion C. Bauman                           ---            ---            ---                ---
C. L. Craig, Jr.                       330,935/(1)/       3.6%        81,400               2.99%
Jim Daniel                             300                  *            ---                  *
Roy Ferguson                            35,340/(2)/       .38%        20,000                .18%
Randy P. Foraker                         1,755/(3)/       .02%           ---                .02%
K. Gordon Greer                         21,420/(4)/       .26%           ---                .26%
Robert A. Gregory                       15,000/(5)/       .16%         5,000                .12%
Jay Hannah                                 391/(6)/         *            ---                  *
John T. Hannah                             350/(7)/         *            ---                  *
John C. Hugon                           46,317/(8)/       .50%           ---                .56%
J. R. Hutchens, Jr.                     60,000/(9)/       .64%           ---                .72%
William O. Johnstone                    2,000/(10)/       .02%           ---                .02%
J. Ralph McCalmont                    132,506/(11)/      1.42%        15,000               1.41%
T. H. McCasland, Jr.                    2,597/(12)/       .03%           ---                .03%
Melvin Moran                           90,356/(13)/       .97%           ---               1.09%
Dennis Murphy                           1,000/(14)/       .01%           ---                .01%
Bob Neville                             7,681/(15)/       .08%           ---                .09%
Paul B. Odom, Jr.                         ---             ---            ---                ---
Dale Petersen                             --- /(16)/      ---            ---                ---

                                        Amount of
     Name                          Beneficial Ownership  Percent   Shares of be    Percent of Class
     ----                            Subject to Offer   of Class     Tendered       After Offer (a)
                                     ----------------   --------     --------      ---------------
David E. Rainbolt                   3,149,117/(17)/     33.78%           ---           37.84%
H. E. Rainbolt                           --- /(18)/       ---            ---             ---
Mike Rogers                             2,475/(19)/       .03%         1,250             .01%
Joe T. Shockley, Jr.                    3,200/(20)/       .03%           ---             .04%
All directors and executive
   officers as a group              3,902,740/(21)/     41.61%       122,650            45.43%
   (23 persons)
_________________________

(a)   Assumes that 1,000,000 Shares are purchased pursuant to the Offer.
*     Less than 0.01%.
(1) Of such Shares, 983 shares are owned directly by Mr. Craig and 329,952 shares are deemed to be beneficially owned by Mr. Craig as a co-trustee of The Cleo L. Craig Trust (54,162 Shares) and The Cleo L. Craig Grandchildrens Trust (275,790 Shares). C. L. Craig, a director of the Company, has indicated his intention, as trustee of such trusts, to tender 81,400 shares owned by such trusts. However, the other co-trustee of the trusts has not been queried as to his intention regarding the trusts' Shares and, accordingly, there can be no assurance as to whether the trustees, who must be in agreement regarding any disposition of Shares from the trusts, will in fact tender the shares that C. L. Craig has indicated will be tendered pursuant to the Offer.
(2) Includes 20,000 shares subject to exercisable options, but does not include 2,096 Shares held by the ESOP and allocated to the account of Mr. Ferguson.
(3) The number in the above table does not include 5,708 Shares held by the ESOP and allocated to the account of Mr. Foraker.
(4) Includes 20,000 Shares subject to exercisable options, but does not include 240 Shares held by the ESOP and allocated to the account of Mr. Greer.
(5) Includes 15,000 Shares subject to exercisable options, but does not include 4,194 Shares held by the ESOP and allocated to the account of Mr. Gregory.
(6) The number in the above table does not include 5,242 Shares held by the ESOP and allocated to the account of Mr. Hannah.
(7) The number in the above table does not include one Share held by the ESOP and allocated to the account of Mr. Hannah.
(8) Includes 37,846 Shares that are held in The Marilyn M. Hugon Revocable Trust, the beneficiary of which is Mr. Hugon's wife.
(9)  Shares are held jointly with Mr. Hutchens' wife.
(10) Shares are held by a corporation of which Mr. Johnstone is a controlling stockholder.
(11) The number in the above table does not include 17,420 Shares held by the ESOP and allocated to the account of Mr. McCalmont.
(12) 1,742 Shares are owned directly by Mr. McCasland and 1,078 Shares are deemed beneficially owned by Mr. McCasland as co-trustee of The Diane Mauer Trust, the bene ficiary of which is an immediate family member of Mr. McCasland.
(13) Includes 45,000 Shares held directly by Mr. Moran's wife.
(14) Includes 1,000 Shares subject to exercisable options, but does not include 1,964 Shares held by the ESOP and allocated to the account of Mr. Murphy.
(15) Includes 1,500 Shares subject to exercisable options, but does not include 5,308 Shares held by the ESOP and allocated to the account of Mr. Neville.
(16) The number in the above table does not include 6,036 Shares held by the ESOP and allocated to the account of Mr. Petersen.
(17) Shares shown as beneficially owned by David E. Rainbolt include 3,117,820 Shares held by R. Banking Limited Partnership, a family partnership of which Mr. Rainbolt is the general partner. The number in the above table does not include 10,224 Shares held by the ESOP and allocated to the account of Mr. Rainbolt.
(18) The number in the above table does not include 26,294 Shares held by the ESOP and allocated to the account of Mr. Rainbolt.
(19) Includes 1,250 Shares subject to exercisable options, but does not include 4,027 Shares held by the ESOP and allocated to the account of Mr. Rogers.

(20) The number in the above table does not include 370 Shares held by the ESOP and allocated to the account of Mr. Shockley.
(21) Includes 58,750 Shares subject to exercisable options, but does not include 89,124 Shares held by the ESOP and allocated to the respective accounts of the group members.

        Additionally, Investors Trust Company, an Oklahoma-chartered trust company, acts as trustee or co-trustee of various trusts which, in the aggregate, own 1,282,663 Shares, representing approximately 13.76% of the total Shares outstanding at March 31, 1999. T. H. McCasland, Jr. and John C. Hugon, directors of the Company, are stockholders of Investors Trust Company and serve on its Board of Directors. As directors of Investors Trust Company, Messrs. McCasland and Hugon intend to recommend that the various trusts for which Investors Trust Company acts as trustee tender up to 945,404 Shares. If all such Shares are tendered, and assuming that 1,000,000 Shares are purchased pursuant to the Offer (without consideration of proration), Investors Trust Company would have beneficial ownership of 337,259 Shares after the Offer (approximately 4.05% of the then outstanding Shares).

        Except for outstanding options to purchase Shares granted to certain employees (including executive officers) of the Company, and except as otherwise described herein, neither the Company nor, to the best of the Company's knowledge, any of its affiliates, directors or executive officers, or any of the directors or executive officers of any of its affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

        Except as disclosed in this Offer, the Company has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or its subsidiary; (c) a sale or transfer of a material amount of assets of the Company or its subsidiary; (d) any change in the present Board of Directors or management of the Company; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (f) any other material change in the Company's corporate structure or business; (g) any change in the Company's Articles of Incorporation or Bylaws or any actions which may impede the acquisition of control of the Company by any person; (h) a class of equity security of the Company being delisted from a national securities exchange; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

9.      BACKGROUND AND PURPOSE OF THE OFFER.

        The Company believes that the repurchase of Company common stock is consistent with the Company's long-term goal of increasing stockholder value. Over the past few years, the Company's profitable operations have increased capital in excess of regulatory standards, and the amount of capital on hand now is more than needed to support the Company's banking business. After considering other alternatives, the Company's management and its board of directors believe that reducing outstanding capital by this repurchase will maximize stockholder value in the long term.

        The result of the offer and reduction in capital should increase return on equity and earnings per share by reducing the amount of equity and shares outstanding. We hope the offer also will provide immediate liquidity for shareholders who need it. We believe that remaining capital and future earnings will be adequate to meet funding needs for the foreseeable future. After completion of the offer, we expect that BancFirst will continue to maintain the highest regulatory standard for capital, which is designated as "well capitalized" by the Federal Deposit Insurance Corporation.

        Even after this share repurchase is completed, the Company will have ready access to sources of capital sufficient to fund investments in the business, and to operate its existing business.

        The Offer provides stockholders who are considering a sale of all or a portion of their Shares the opportunity to determine the price or prices (not greater than $38.00 nor less than $34.00 per Share) at which they are willing to sell their Shares and, if any such Shares are purchased pursuant to the Offer, to sell those Shares for cash without the usual transaction costs associated with open-market sales. The Offer also allows stockholders to sell a portion of their Shares while retaining a continuing equity interest in the Company if they so desire. ANY STOCKHOLDERS OWNING AN AGGREGATE OF LESS THAN 100 SHARES WHOSE SHARES ARE PURCHASED PURSUANT TO THE OFFER NOT ONLY WILL AVOID ANY PAYMENT OF BROKERAGE COMMISSIONS, BUT ALSO WILL AVOID ANY APPLICABLE ODD LOT DISCOUNTS PAYABLE ON SALES OF ODD LOTS. In addition, the Offer may give stockholders the opportunity to sell Shares at prices greater than market prices prevailing prior to the announcement of the Offer.

        NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH STOCKHOLDER'S SHARES AND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. STOCKHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED.

        Shares the Company acquires pursuant to the Offer become authorized but unissued shares and will be held in the Company's treasury and will be available for the Company to issue without further stockholder action (except as required by applicable law or the rules of any securities exchange, including the National Market System, on which the Shares are listed). Such Shares could be issued without stockholder approval for such purposes as, among others, the acquisition of other businesses, the raising of additional capital for use in the Company's business, the distribution of stock dividends and the implementation of employee benefit plans.

10.     CERTAIN INFORMATION ABOUT THE COMPANY.

        GENERAL. The Company is an Oklahoma corporation and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. It conducts substantially all of its operating activities through its wholly-owned subsidiary, BancFirst, a state-chartered, Federal Reserve member bank headquartered in Oklahoma City, Oklahoma. Through BancFirst, the Company provides a full range of commercial banking services to retail customers and small to medium-sized businesses both in the non-metropolitan trade centers of Oklahoma and the metropolitan markets of Oklahoma City, Tulsa, Norman, Lawton, Muskogee and Shawnee.

        BancFirst operates as a "super community bank," managing its community banking offices on a decentralized basis, which permits them to be responsive to local customer needs. Underwriting, funding, customer service and pricing decisions are made by presidents in each market within the bank's strategic parameters. At the same time, BancFirst generally has a larger lending capacity, broader product line and greater operational efficiencies than its principal competitors in the non-metropolitan market areas (which typically are independently-owned community banks). In the metropolitan markets served by the bank, the Company's strategy is to focus on the needs of local businesses not served effectively by larger institutions.

        As of March 31, 1999, on a consolidated basis, the Company had total assets of approximately $2.28 billion, total deposits of approximately $1.98 billion and total stockholders' equity of approximately $204 million. Through its 74 banking branches, the Company serves 36 communities across central and eastern Oklahoma. The Company's primary lending activity is the financing of business and industry in its market areas. As of March 31, 1999, the Company employed, in the aggregate, approximately 1,280 full-time equivalent employees.

        The principal executive office of the Company is located at 101 N. Broadway, Suite 200, Oklahoma City, Oklahoma 73102, telephone number (405) 278-1086.

                    Summary Historical Financial Information

        The table below includes summary historical financial information of the Company. The summary financial information has been derived from the audited consolidated financial statements as reported in the Company's Annual Report on Form 10-K for the year ended December 31, 1998. The summary historical financial information should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements and related notes included in the report referred to above. Copies of such report may be obtained from the Commission and the Nasdaq in the manner specified in "Additional Information" below.

                                                                            At and for the Year Ended
                                                                                  December 31,
                                                                        ------------------------------
                                                                              1998            1997
                                                                        ------------------------------
                                                                             (Dollars in thousands,
                                                                             except for per share data)
Income Statement Data
  Net interest income                                                       $   92,752      $   84,221
  Provision for possible loan losses                                             2,211           2,888
  Noninterest income                                                            24,019          21,508
  Noninterest expense                                                           80,482          71,455
  Net income                                                                    21,550          20,905
Balance Sheet Data
  Total assets                                                              $2,335,883      $2,016,463
  Securities                                                                   582,649         510,426
  Total loans (net of unearned interest)                                     1,338,879       1,249,705
  Allowance for possible loan losses                                            19,659          17,458
  Deposits                                                                   2,024,800       1,761,210
  Long-term borrowings                                                          12,966           7,051
  9.65% Capital Securities                                                      25,000          25,000
  Common stockholders' equity                                                  201,917         181,245
Per Common Share Data
  Net income - basic                                                        $     2.32      $     2.26
  Net income - diluted                                                            2.27            2.21
  Cash dividends                                                                  0.50            0.42
  Book value                                                                     21.73           19.62
  Tangible book value                                                            19.14           17.56
Selected Financial Ratios
  Performance ratios:
    Return on average assets                                                      1.00%           1.09%
    Return on average stockholders' equity                                       10.95           12.14
    Cash dividend payout ratio                                                   21.55           18.58
    Net interest spread                                                           3.94            4.09
    Net interest margin                                                           4.83            4.93
    Efficiency ratio (excluding restructuring charges)                           67.29           67.58
  Balance Sheet Ratios:
    Average loans to deposits                                                    68.83%          70.12%
    Average earning assets to total assets                                       90.17           90.28
    Average stockholders' equity to average assets                                9.09            8.95
  Asset Quality Ratios:
    Nonperforming and restructured loans to total loans                           0.93%           0.68%
    Nonperforming and restructured assets to total assets                         0.60            0.51
    Allowance for possible loan losses to total loans                             1.47            1.40
    Allowance for possible loan losses to nonperforming
      and restructured loans                                                    158.69          206.55
    Net chargeoffs to average loans                                               0.14            0.20
    Ratio of earnings to fixed charges, excluding interest on deposits            6.98            8.38
    Ratio of earnings to fixed charges, including interest on deposits            1.50            1.51

                    Summary Pro Forma Financial Information

The following unaudited pro forma financial information for the year ended December 31, 1998 sets forth the historical financial information as adjusted to give effect for the purchase of 1,000,000 Shares at a Purchase Price of $34.00 per Share and at a Purchase Price of $38.00 per Share, the minimum and maximum possible Purchase Price per Share in the Offer. Expenses related to the Offer are estimated to be $525,000. The pro forma adjustments assume the transaction occurred, for purposes of the summary consolidated income statement, as of the first day of the period presented, and, for purposes of the consolidated balance sheet, as of the balance sheet date. The pro forma financial information does not purport to be indicative of the results that may be obtained in the future or that would have actually been obtained had the Offer occurred as of the dates indicated. The pro forma information should be read in conjunction with the Summary Historical Financial Information and accompanying notes.

                                                                               Pro Forma at and for the
                                                                             Year Ended December 31, 1998
                                                                    ---------------------------------------------
                                                                                  Shares Purchased At
                                                                    ---------------------------------------------
                                                                        $34.00 Per Share      $38 .00 Per Share
                                                                    ---------------------------------------------
Income Statement Data:                                                  (Dollars in thousands, except per share
                                                                                         data)
Net interest income                                                        $   91,028             $   90,826
Net income                                                                     20,481                 20,356
Net income per common share:
  Basic                                                                          2.47                   2.46
  Diluted                                                                        2.41                   2.39
Balance Sheet Data:
Total assets                                                               $2,302,398             $2,302,358
Short-term borrowings                                                          55,841                 59,841
Long-term borrowings:                                                          12,966                 12,966
9.65% Capital Securities                                                       25,000                 25,000
Total stockholders' equity                                                     167,43                163,392
Book value per share                                                            20.19                  19.70
Ratio of earnings to fixed charges, excluding interest on deposits               6.63                   6.40
Ratio of earnings to fixed charges, including interest on deposits               1.47                   1.47

        ADDITIONAL INFORMATION. The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements and reports certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal owners of the Company's securities and any material interest of such persons in transactions with the Company. The Company has also filed an Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") with the Commission, which includes certain additional information relating to the Offer.

        Such material may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at the following regional offices of the Commission: Seven World Trade Center, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661. Copies may also be obtained for prescribed rates from the Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. Such information may also be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov). The Company's
                                        ------------------
common stock is quoted on the National Market System, and all reports, proxy and information statements and other information filed with the Commission also may be inspected at the offices of the Nasdaq Stock Market, Inc., Reports Section, 1735 K Street, N.W., Washington,.D.C. 20006.

        The Schedule 13E-4 will not be available at the Commission's regional offices.

11.     SOURCE AND AMOUNT OF FUNDS.

        Assuming that the Company purchases 1,000,000 Shares pursuant to the Offer at a Purchase Price of $38.00 per Share (the highest price in the range of possible Purchase Prices), the Company expects the maximum aggregate cost of the Offer, including all fees and expenses applicable to the Offer, to be approximately $38,525,000. The Company anticipates that the funds necessary to purchase Shares pursuant to the Offer and to pay the related fees and expenses will come from excess cash and from borrowings under a one-year $12 million revolving line of credit (the "Credit Facility"), between the Company and Harris Trust and Savings Bank ("Harris Bank"). The loan documents evidencing the Credit Facility are included as Exhibit (b)(l) to the Schedule 13E-4 and are incorporated herein by reference.

        The Credit Facility has a term of 12 months and bears interest at either
(i) the rate of interest publicly announced by Harris Bank from time to time as its Prime Rate, (ii) LIBOR plus 135 basis points, or (iii) the "Offered Rate" plus 135 basis points. The Offered Rate is an interest rate that can be fixed for up to 180 days. As of April 30, 1999, no amounts were outstanding under the Credit Facility .

        The Credit Agreement contains representations and warranties, financial and other covenants, events of default and other terms customary to financings of that type. The Company's indebtedness under the Credit Agreement will be unsecured.

12. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT.

        The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and is likely to reduce the number of stockholders. Nonetheless, the Company anticipates that there will still be a sufficient number of Shares outstanding and publicly traded following the Offer to ensure a continued trading market in the Shares.

        Based on the published guidelines of the National Market System, the Company believes that its purchase of Shares pursuant to the Offer will not cause its remaining Shares to be delisted from the National Market System.

        The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. The Company believes that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

        The Shares are registered under the Exchange Act which requires, among other things, that the Company furnish certain information to its stockholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's stockholders. The Company believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

13.     CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

        The Company is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's acquisition or ownership of Shares as contemplated by the Offer. Should any such approval or other action be required, the Company currently contemplates that it will seek such approval or other action. The Company cannot predict whether it may determine that it is required to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 6.

14.     CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

        The following summary is a general discussion of certain of the United States federal income tax consequences of the Offer. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change, possibly retroactively. No ruling as to any matter discussed in this summary has been requested or received from the IRS.

        EACH STOCKHOLDER IS URGED TO CONSULT AND RELY ON THE STOCKHOLDER'S OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO THE STOCKHOLDER OF TENDERING SHARES PURSUANT TO THE OFFER.

        IN GENERAL. A stockholder's exchange of Shares for cash pursuant to the Offer will be a taxable transaction for federal income tax purposes, and may also be a taxable transaction under applicable state, local, foreign or other tax laws. This summary does not discuss any aspects of state, local, foreign or other tax laws. Certain stockholders (including insurance companies, tax-exempt organizations, financial institutions and broker dealers) may be subject to special rules not discussed below. For purposes of this discussion, stockholders are assumed to hold their Shares as capital assets.

        TREATMENT AS A SALE OR EXCHANGE. Under Section 302 of the Internal Revenue Code of 1986, as amended (the "Code"), a transfer of Shares to the Company pursuant to the Offer will, as a general rule, be treated as a sale or exchange of the Shares (rather than as a dividend distribution) if the receipt of cash upon the sale (a) is "substantially disproportionate" with respect to the stockholder, (b) results in a "complete termination" of the stockholder's interest in the Company or (c) is "not essentially equivalent to a dividend" with respect to the stockholder. These tests (the "Section 302 tests") are explained more fully below.

        If any of the Section 302 tests is satisfied, a tendering stockholder will recognize capital gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the Offer and the stockholder's basis in the Shares sold pursuant to the Offer. Shares held for (i) 12 months or less will be taxable at the short-term capital gains rate; (ii) more than 12 months and not more than 18 months will be taxable at the mid-term capital gains rate; and (iii) more than 18 months will be taxable at the long-term capital gains rate. The basis of the Shares received by holders of the common stock of AmQuest Financial Corp. for their shares of AmQuest common stock will be the same as the Federal income tax basis of the AmQuest common stock surrendered in exchange therefor.

        CONSTRUCTIVE OWNERSHIP OF STOCK. In determining whether any of the
Section 302 tests is satisfied, a stockholder must take into account not only Shares actually owned by the stockholder, but also Shares that are constructively owned pursuant to Section 318 of the Code. Under Section 318, a stockholder may constructively own Shares actually owned, and in some cases constructively owned, by certain related individuals and certain entities in which the stockholder has an interest, or, in the case of stockholders that are entities, by certain individuals or entities that have an interest in the stockholder, as well as any Shares the stockholder has a right to acquire by exercise of an option or by the conversion or exchange of a security. With respect to option and convertible security attribution, the IRS takes the position that Shares constructively owned by a stockholder by reason of a right on the stockholder's part to acquire the Shares from the Company are not to be considered outstanding for purposes of applying the Section 302 tests to other stockholders; however, there are both contrary and supporting judicial decisions with respect to this issue.

        THE SECTION 302 TESTS. One of the following tests must be satisfied in order for the exchange of shares pursuant to the Offer to be treated as a sale rather than as a dividend distribution.

        (a) SUBSTANTIALLY DISPROPORTIONATE TEST. The receipt of cash by a stockholder will be substantially disproportionate with respect to the stockholder if the percentage of the outstanding Shares actually and constructively owned by the stockholder immediately following the exchange of Shares pursuant to the Offer (treating Shares exchanged pursuant to the Offer as not outstanding) is less than 80% of the percentage of the outstanding Shares actually and constructively owned by the stockholder immediately before the exchange (treating Shares exchanged pursuant to the Offer as outstanding).

        (b) COMPLETE TERMINATION TEST. The receipt of cash by a stockholder will be a complete termination of the stockholder's interest if either
        (i) all of the Shares actually and constructively owned by the stockholder are sold pursuant to the Offer or (ii) all of the shares actually owned by the stockholder are sold pursuant to the Offer and the stockholder is eligible to waive, and effectively waives, the attribution of Shares constructively own ed by the stockholder in accordance with the procedures described in Section 302(c) (2) of the Code. Stockholders considering terminating their interest in accordance with Section 302(c) (2) of the Code should do so in consultation with their own tax advisors.

        (c) NOT ESSENTIALLY EQUIVALENT TO A DIVIDEND TEST. The receipt of cash by a stockholder will not be essentially equivalent to a dividend if the stockholder's exchange of Shares pursuant to the Offer results in a "meaningful reduction" of the stockholder's proportionate interest in the Company. Whether the receipt of cash by a stockholder will result in a meaningful reduction of the stockholder's proportionate interest will depend on the stockholder's particular facts and circumstances. However, in the case of a small minority stockholder, even a small reduction may satisfy this test where, as with the Offer, payments are not expected to be pro rata with respect to all outstanding Shares. The IRS has indicated in a published ruling that, in the case of a small minority stockholder of a publicly held corporation who exercises no control over corporate affairs, a reduction in the stockholder's proportionate interest in the corporation from .00011189 to .000108190 would constitute a meaningful reduction.

        Although the issue is not free from doubt, a stockholder may be able to take into account acquisitions or dispositions of Shares (including market purchases and sales) substantially contemporaneous with the Offer in determining whether any of the Section 302 tests is satisfied.

        In the event that the Offer is oversubscribed, the Company's purchase of Shares pursuant to the Offer will be prorated. Thus, in such case even if all the Shares actually and constructively owned by a stockholder are tendered pursuant to the Offer, not all of the Shares will be purchased by the Company, which in turn may affect the stockholder's ability to satisfy the Section 302 tests.

        TREATMENT AS A DIVIDEND. If none of the Section 302 tests is satisfied and, if (although there can be no assurances) the Company has sufficient earnings and profits, a tendering stockholder will be treated as having received a dividend includible in gross income in an amount equal to the entire amount of cash received by the stockholder pursuant to the Offer. This amount will not be reduced by the stockholder's basis in the Shares exchanged pursuant to the Offer, and (except as described below for corporate stockholders eligible for the dividends-received deduction) the stockholder's basis in those Shares will be added to the stockholder's basis in his remaining Shares. No assurance can be given that any of the Section 302 tests will be satisfied as to any particular stockholder, and thus no assurance can be given that any particular stockholder will not be treated as having received a dividend taxable as ordinary income. If none of the Section 302 tests is satisfied, any cash received for Shares pursuant to the Offer in excess of the Company's earnings and profits will be treated, first, as a non-taxable return of capital to the extent of, and in reduction of, the stockholder's basis for such stockholder's shares and, thereafter, as a capital gain to the extent it exceeds such basis.

        SPECIAL RULES FOR CORPORATE STOCKHOLDERS. If the exchange of shares by a corporate stockholder does not satisfy any of the Section 302 tests and, assuming the Company has sufficient earnings and profits, is therefore treated as a dividend, the corporate stockholder generally will be entitled to a dividends-received deduction equal to 70% of the dividend, subject to applicable limitations, including those relating to "debt-financed portfolio stock" under
Section 246A of the Code and to the holding period and other requirements of
Section 246(c) of the Code. Also, since it is expected that purchases pursuant to the Offer will not be pro rata as to all stockholders, any amount treated as a dividend to a corporate stockholder will constitute an "extraordinary dividend" subject to the provisions of Section 1059 of the Code (except as may otherwise be provided in regulations yet to be promulgated by the Treasury Department). Under Section 1059 of the Code, a corporate stockholder must reduce the tax basis of all such stockholder's stock (but not below zero) by the portion of any "extraordinary dividend" that is generally equal to the deduction allowable under the dividends-received deduction rules and, if such portion exceeds the stockholder's tax basis for the stock, must treat any such excess as additional gain in the year in which such extraordinary dividend occurs.

        EMPLOYEE OPTION PLANS. If an employee exercises a non-qualified stock option granted under the Company's stock option plan in order to acquire Shares to tender pursuant to the Offer, the employee will be required to recognize ordinary income in an amount equal to the excess of the fair market value of the Shares on the date the option is exercised over the exercise price. The employee's basis in the Shares will equal the fair market value of the Shares on the date the option is exercised, and the employee's holding period for purposes of determining eligibility for long-term capital gain will begin after the option is exercised. The exchange of the Shares pursuant to the Offer will be taxed in accordance with the rules described in the preceding sections.

        FOREIGN STOCKHOLDERS. The Company will assume that the exchange is a dividend as to foreign stockholders and will therefore withhold federal income tax at a rate equal to 30% of the gross proceeds paid to a foreign stockholder or his agent pursuant to the Offer, unless the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the conduct of a trade or business by the foreign stockholder within the United States. For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) any estate the income of which is subject to United States federal income taxation regardless of the source of such income, or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over the administration of the trust and (y) one or more United States persons have authority to control all substantial decisions of the trust.

        Generally, the determination of whether a reduced rate of withholding is applicable is made by reference to a foreign stockholder's address or to a properly completed Form 1001 furnished by the stockholder, and the determination of whether an exemption from withholding is available on the grounds that gross proceeds paid to a foreign stockholder are effectively connected with a United States trade or business is made on the basis of a properly completed Form 4224 furnished by the stockholder. The Depositary will determine a foreign stockholder's eligibility for a reduced rate of, or exemption from, withholding by reference to the stockholder's address and any Forms 1001 or 4224 submitted to the Depositary by a foreign stockholder unless facts and circumstances indicate that such reliance is not warranted or unless applicable law requires some other method for determining whether a reduced rate of withholding is applicable. These forms can be obtained from the Depositary. See the instructions to the Letter of Transmittal.

        A foreign stockholder with respect to whom tax has been withheld may be eligible to obtain a refund of all or a portion of the withheld tax if the stockholder satisfies one of the Section 302 tests for capital gain treatment or is otherwise able to establish that no tax or a reduced amount of tax was due. Foreign stockholders are urged to consult their own tax advisors regarding the application of federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedure.

15.     EXTENSION OF THE OFFER; TERMINATION; AMENDMENTS.

        The Company expressly reserves the right, at any time or from time to time, in its sole discretion, and regardless of whether any of the conditions specified in Section 6 shall have occurred, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. The Company's reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rules 13e-4(f)(2) and 13e-4(f)(5) promulgated under the Exchange Act. Rule 13e-4(f)(2) requires that the Company permit Shares tendered pursuant to the Offer to be withdrawn: (i) at any time during the period the Offer remains open; and (ii) if not yet accepted for payment, after the expiration of forty business days from the commencement of the Offer. Rule 13e-4(f)(5) requires that the Company must either pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, at any time or from time to time to amend the Offer in any respect, including increasing or decreasing the number of Shares the Company may purchase or the range of prices it may pay pursuant to the Offer. Amendments to the Offer may be made at any time or from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

        If the Company materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (i) the Company increases or decreases the price to be paid for Shares, or the Company increases the number of Shares being sought and any such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or the Company decreases the number of Shares being sought and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended until the expiration of such period of ten business days.

16.     FEES AND EXPENSES.

        The Company has retained MacKenzie Partners. Inc. as Information Agent and IBJ Whitehall Bank & Trust Company as Depositary in connection with the Offer. BancTrust, the trust division of BancFirst, will act as Forwarding Agent. The Information Agent may contact stockholders by mail, telephone, telex, telegraph and personal interviews, and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will receive reasonable and customary compensation for their services. The Company will also reimburse the Information Agent and the Depositary for out-of-pocket expenses, including reasonable attorneys' fees, and has agreed to indemnify the Information Agent and the Depositary against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws. Neither the Information Agent, the Depositary nor the Forwarding Agent has been retained to make solicitations or recommendations in connection with the Offer.

        The Company will not pay fees or commissions to any broker, dealer, commercial bank, trust company or other person for soliciting any Shares pursuant to the Offer. The Company will, however, on request through the Information Agent, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials in respect of the Offer to the beneficial owners for which they act as nominees. No such broker, dealer, commercial bank or trust company has been authorized to act as the Company's agent for purposes of this Offer. The Company will pay (or cause to be paid) any stock transfer taxes on its purchase of Shares, except as otherwise provided in Instruction 7 of the Letter of Transmittal.

17.     MISCELLANEOUS.

        The Offer is not being made to, nor will the Company accept tenders from, holders of Shares in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Company is not aware of any jurisdiction in which the making of the Offer or the tender of Shares would not be in compliance with the laws of such jurisdiction. However, the Company reserves the right to exclude holders in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. So long as the Company makes a good faith effort to comply with any state law deemed applicable to the Offer, if it cannot do so, the Company believes that the exclusion of holders residing in such jurisdiction is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act. In any jurisdiction the securities or Blue Sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.


                                           BANCFIRST CORPORATION



May 3, 1999

        Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for the Shares and any other required documents should be sent or delivered by each stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its address set forth below:

                                THE DEPOSITARY:

                      IBJ WHITEHALL BANK & TRUST COMPANY


      BY FIRST CLASS OR EXPRESS MAIL:                   BY HAND AND OVERNIGHT DELIVERY
     IBJ Whitehall Bank & Trust Company                IBJ Whitehall Bank & Trust Company
                 P.O. Box 84                                    One State Street
            Bowling Green Station                           New York, New York 10004
        New York, New York 10274-0084         Attn:  Securities Processing Window, Subcellar One
 Attn:  Reorganization Operations Department                          (SC-1)



                             TO CONFIRM RECEIPT OF
                             NOTICE OF GUARANTEED
                                   DELIVERY:

                                (212) 858-2103

        Alternatively, the Letter of Transmittal and certificates for the Shares and any other required documents may be sent or delivered by each stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Forwarding Agent at one of its address set forth below:

                             THE FORWARDING AGENT:

                                   BANCFIRST

                        BY FIRST CLASS OR EXPRESS MAIL,
                       BY HAND OR BY OVERNIGHT DELIVERY:
                                   BancTrust
                                101 N. Broadway
                                   Suite 300
                            Oklahoma City, OK 73102

        Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and address below. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the Offer. To confirm delivery of your Shares, you are directed to contact the Depositary.

                            THE INFORMATION AGENT:

                        [MACKENZIE PARTNERS, INC. LOGO]

                               156 Fifth Street
                           New York, New York 10010
                         (212) 929-5500 (Call Collect)
                                      or
                        Call Toll Free: (800) 322-2885